TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Financial Statements

For the three and six months ended January 31, 2006 and 2005

(Unaudited)

In accordance with National Instrument 51-102, the Company discloses that its auditors have not reviewed the unaudited interim financial statements for the quarter ended
January 31, 2006.

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

	January 31, 2006	July 31, 2005
	(Unaudited – Prepared by	(Audited)
	Management)
Assets

Current

Cash	$467,522	$190,053
Accounts receivable	12,833	10,815
Prepaid expenses	44,275	36,733

	524,630	237,601

Investments (Note 3)	2,519,073	2,219,072
Property and equipment	86,199	85,316

Total Assets	$3,129,902	$2,541,989

Liabilities

Current

Accounts payable and accrued liabilities	$15,639	$6,535

Total Liabilities	15,639	6,535

Non-Controlling Interest in AMG Oil Ltd.	-	13,845

Shareholders’ Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at January 31, 2006: (Note 6)
2,516,869 shares (July 31, 2005: 2,516,869 shares)	13,175,075	13,175,075
Deficit	(10,060,812)	(10,653,466)

Total Shareholders’ Equity	3,114,263	2,521,609

Total Liabilities and Shareholders’ Equity	$3,129,902	$2,541,989

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005

Expenses

General and administrative (Schedule)	$94,144	$50,088 $	151,315	$73,851
Foreign exchange	(181,739)	(60,845)	(3,070)	(66,809)
Amortization	2,202	1,084	3,252	2,193

Income (Loss) before other items	85,393	9,673	(151,497)	(9,235)

Other Items:

Interest income	4,083	1,155	5,290	1,275
Gain on sale of investments (Note 3)	73,055	1,024,356	714,636	1,024,356
Recovery of loan receivable previously
written-off (Note 5)	7,711	7,409	15,296	14,428

Income from operations	170,242	1,042,593	583,725	1,030,824
Non-Controlling interest’s portion of AMG’s
loss	2,642	2,727	5,782	8,916
Income before unusual item	172,884	1,045,320	589,507
Gain related to change of control of AMG	3,147	-	3,147	-

Net income for the period	176,031	1,045,320	592,654	1,039,740

Deficit – Beginning of period	(10,236,843)	(11,801,292)	(10,653,466)	(11,795,712)

Deficit – End of period	$(10,060,812)	$(10,755,972)	$(10,060,812)	$(10,755,972)

Income per share - basic	$0.07	$0.42	$0.24	$0.41
- diluted	$0.07	$0.30	$0.24	$0.30

Weighted-average number of common shares outstanding,
net of reciprocal holdings	2,516,869	2,516,869	2,516,869	2,516,869

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005

Net increase (decrease) of cash related to the following:
Operating Activities

Net income for the period	$176,031	$1,045,320	$592,654	$1,039,740
Items not affecting cash:
Amortization	2,202	1,084	3,252	2,193
Non-controlling interest	(2,642)	(2,727)	(5,782)	(8,915)
Gain on sale of investment	(73,055)	(1,024,356)	(714,636)	(1,024,356)
Gain related to change of control of AMG	(3,147)	-	(3,147)	-
Recovery of loan in associated company	(7,711)	(7,409)	(15,296)	(14,428)
Changes in non-cash working capital:
Accounts payable and accrued liabilities	3,058	9,686	9,104	12,867
Accounts receivable	(5,107)	(796)	(2,018)	(1,149)
Loan receivable	7,711	7,409	15,296	14,428
Prepaid expenses	(19,198)	(3,709)	(7,542)	(3,999)

Net cash provided by operating activities	78,142	24,502	(128,115)	16,381

Financing Activities

Net cash provided by financing activity	-	-	-	-

Investing Activities

Disposition of control of subsidiary	(4,917)	-	(4,917)	-
Proceeds from sale of investments	73,055	1,850,916	1,214,636	1,850,916
Purchase of investments	-	(1,829,393)	(800,000)	(1,829,393)
Purchase of equipment	(4,135)	-	(4,135)	-

Net cash provided by investing activities	64,003	21,523	405,584	21,523

Net increase in cash	142,145	46,025	277,469	37,904
Cash position - Beginning of period	325,377	61,766	190,053	69,887

Cash position - End of period	$467,522	$107,791	$467,522	$107,791

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$-	$80	$5,500	$5,317
Corporate relations and development	13,734	-	20,391	-
Consulting fees	1,196	-	1,196	-
Director fees	15,000	-	30,000	-
Filing and transfer agency fees	7,031	11,995	8,675	13,977
Legal	11,288	1,996	16,540	5,039
Office and miscellaneous	6,067	10,535	9,746	12,466
Printing	12,001	3,544	12,001	3,544
Rent	4,032	4,739	8,024	8,414
Telephone	4,610	1,790	8,232	2,952
Travel, promotion and accommodation	7,135	7,927	9,610	9,439
Wages and benefits	12,050	7,482	21,400	12,703

	$94,144	$50,088	$151,315	$73,851

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.
Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited – Prepared by Management)

For the Six Month Period Ended January 31, 2006 and 2005

NOTE 1 – ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiary DLJ Management Corp., have been prepared in conformity with Canadian generally accepted accounting principles, which were the same accounting policies and methods of computation as the audited consolidated financial statements as at July 31, 2005. The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements. These interim financial statements to January 31, 2006 should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended July 31, 2005.

Refer to Note 8

NOTE 2 – FUTURE OPERATIONS

The Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities and the sale of investments for financing. The Company intends to continue relying upon the issuance of securities and the sale of investments to finance its operations and activities to the extent they are available to the Company and under terms acceptable to the Company. Accordingly, the Company’s consolidated interim financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations.

NOTE 3 - INVESTMENTS

At January 31, 2006, the Company’s ownership interests in investments accounted for under the consolidation method or cost method of accounting are as follows:

				Percentage of
	July 31,	January 31,	January 31,	Ownership/
	2005	2006	2006	Number of
	Carrying	Carrying	Fair	Common
	Value	Value	Value	Shares Held

Cost Method:
AMG Oil Ltd.	$-	$1	$357,800	5.39%/
				894,500
Verida Internet Corp.	1	1	1	8.68%/
				844,642
Austral Pacific Energy Ltd.	1,979,071	2,479,071	3,249,127	6.97%/
				1,584,940
Gondwana Energy, Ltd.	40,000	40,000	40,000	12.43%/
				399,999
TAG Oil Ltd.	200,000	-	-	-

	$2,219,072	$2,519,073	$3,646,928

During the six month period ended January 31, 2006, the Company completed the sale of 7,305,500 common shares of its controlled subsidiary AMG Oil Ltd. The shares were sold at a price of $0.01 for proceeds of $73,055. The Company now holds 894,500 common shares of AMG Oil Ltd. (5.39%) and as a result no longer controls AMG Oil Ltd.

During the six month period ended January 31, 2006, the Company participated in a private placement in Austral Pacific Energy Ltd. The Company purchased 200,000 units at US$2.50 per unit. Each unit consists of one share and one half of one share purchase warrant, with each warrant entitling the Company to purchase one common share at a price of US$3.50 per share for one year subject to an accelerated expiry if a trigger price of US$4.50 is reached in the first twelve months from the issue date. The expiry date of the warrants, if not accelerated, is October 13, 2006.

During the six month period ended January 31, 2006, the Company exercised 500,000 TAG Oil Ltd. share purchase warrants at a price of US$0.60 per share. The Company then sold 1,000,000 shares of TAG Oil with a book value of $500,000 for proceeds of $1,141,581 for a gain over book value of $641,581.

Refer to Note 8

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company is of the view that the amounts incurred for services provided by related parties approximates what the Company would incur to non-arms length parties for the same services. The following related party transaction is not disclosed elsewhere in these financial statements.

On April 1, 2005, the Company entered into a Consulting Agreement with a private company wholly-owned by its President to provide executive services to the Company. The agreement is for a one-year period, extendable if agreed by both parties with monthly compensation of $5,000.

NOTE 5 - LOAN RECEIVABLE

The Company, per a revised loan repayment term sheet relating to a loan made to Verida Internet Corp. in the 2001 fiscal year, receives CAD$3,000 per month, including principal and interest. The payments of $3,000 per month are to continue until the end of the loan repayment term of April 1, 2008, although there is considerable doubt whether the Company will receive all future payments. For the six month period ended January 31, 2006 the Company has received $15,296 (January 31, 2005 – $14,428).

NOTE 6 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number
Issued and fully paid:	Of Shares	Amount

Balance at January 31, 2006 and July 31, 2005	2,516,869	$13,175,075

Refer to Note 8

NOTE 7 – COMPARATIVE FIGURES

Certain of the prior periods’ comparative figures may have been reclassified in conformity with the current period’s presentation.

NOTE 8 – SUBSEQUENT EVENTS

Share Capital

On March 16, 2006, the Company approved a forward split (sub-division) of the Company’s common shares on a seven for one basis. Upon completion of the forward split on March 30, 2006, the Company will have 17,618,083 shares issued and outstanding.

Investments

During the month of March, 2006, the Company sold 50,000 shares of Austral Pacific with a book value of $78,000 for proceeds of approximately $75,350. The Company now holds 1,534,940 shares (6.75%) of Austral Pacific.

On February 27, 2006, Gondwana Energy, Ltd, reverse split its common stock on the basis of one new share for every one hundred old shares. The Company now holds 3,999 shares of Gondwana.